The next tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Investment Portfolio fees and expenses.

Account Fee (Note 1) $30

Separate Account Annual Expenses (Note 2)
(referred to as Separate Account Product Charges)
(as a percentage of average Account Value in the Separate Account)

MetLife Investment Portfolio Architect – Standard Version

Mortality and Expense Charge	0.85%
Administration Charge	0.25%
Total Separate Account Annual Expenses	1.10%
Optional Death Benefit — Return of Premium	0.25%
Total Separate Account Annual Expenses Including Charge for Optional Death Benefit	1.35%

MetLife Investment Portfolio Architect – C Share Option

Mortality and Expense Charge	1.10%
Administration Charge	0.25%
Total Separate Account Annual Expenses	1.35%
Optional Death Benefit — Return of Premium	0.25%
Total Separate Account Annual Expenses Including Charge for Optional Death Benefit	1.60%

Note 1. An account fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")

Note 2. Certain charges may not apply during the Income Phase of the contract. (See "Expenses.")

The next table shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the contract. Certain Investment Portfolios may impose a redemption fee in the future. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectuses for the Investment Portfolios.

	Minimum	Maximum
Total Annual Portfolio Expenses	0.57%	2.94%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)		

For information concerning compensation paid for the sale of the contracts, see "Other Information — Distributor."

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract Owner transaction expenses, contract fees, Separate Account annual expenses, and Investment Portfolio fees and expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume: (a) maximum and (b) minimum fees and expenses of any of the Investment Portfolios (before any waiver and/or reimbursement). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

MetLife Investment Portfolio Architect - Standard Version

Chart 1. Chart 1 assumes you select the optional Return of Premium death benefit, which is the most expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$1,158	(a)$1,919	(a)$2,756	(a)$4,658
minimum	(b)$ 921	(b)$1,220	(b)$1,612	(b)$2,475

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$458	(a)$1,379	(a)$2,306	(a)$4,658
minimum	(b)$221	(b)$ 680	(b)$1,162	(b)$2,475

Chart 2. Chart 2 assumes that you do not select the optional Return of Premium death benefit, which is the least expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$1,133	(a)$1,847	(a)$2,641	(a)$4,451
minimum	(b)$ 897	(b)$1,145	(b)$1,485	(b)$2,214

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$433	(a)$1,307	(a)$2,191	(a)$4,451
minimum	(b)$197	(b)$ 605	(b)$1,035	(b)$2,214

MetLife Investment Portfolio Architect - C Share Option

Chart 1. Chart 1 assumes you select the optional Return of Premium death benefit, which is the most expensive way to purchase the contract.

(1) If you surrender, do not surrender or if you annuitize your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$483	(a)$1,450	(a)$2,421	(a)$4,860
minimum	(b)$246	(b)$ 756	(b)$1,288	(b)$2,730

Chart 2. Chart 2 assumes that you do not select the optional Return of Premium death benefit, which is the least expensive way to purchase the contract.

(1) If you surrender, do not surrender or if you annuitize your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$458	(a)$1,379	(a)$2,306	(a)$4,658
minimum	(b)$221	(b)$ 680	(b)$1,162	(b)$2,475

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to November 7, 2014, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

The next tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Investment Portfolio fees and expenses.

Account Fee (Note 1) $30

Separate Account Annual Expenses (Note 2)
(referred to as Separate Account Product Charges)
(as a percentage of average Account Value in the Separate Account)

MetLife Investment Portfolio Architect – Standard Version

Mortality and Expense Charge	0.85%
Administration Charge	0.25%
Total Separate Account Annual Expenses	1.10%
Optional Death Benefit — Return of Premium	0.25%
Total Separate Account Annual Expenses Including Charge for Optional Death Benefit	1.35%

MetLife Investment Portfolio Architect – C Share Option

Mortality and Expense Charge	1.10%
Administration Charge	0.25%
Total Separate Account Annual Expenses	1.35%
Optional Death Benefit — Return of Premium	0.25%
Total Separate Account Annual Expenses Including Charge for Optional Death Benefit	1.60%

Note 1. An account fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")

Note 2. Certain charges may not apply during the Income Phase of the contract. (See "Expenses.")

The next table shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the contract. Certain Investment Portfolios may impose a redemption fee in the future. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectuses for the Investment Portfolios.

	Minimum	Maximum
Total Annual Portfolio Expenses	0.57%	2.94%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)		

For information concerning compensation paid for the sale of the contracts, see "Other Information — Distributor."

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract Owner transaction expenses, contract fees, Separate Account annual expenses, and Investment Portfolio fees and expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume: (a) maximum and (b) minimum fees and expenses of any of the Investment Portfolios (before any waiver and/or reimbursement). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

MetLife Investment Portfolio Architect - Standard Version

Chart 1. Chart 1 assumes you select the optional Return of Premium death benefit, which is the most expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$1,158	(a)$1,919	(a)$2,756	(a)$4,658
minimum	(b)$ 921	(b)$1,220	(b)$1,612	(b)$2,475

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$458	(a)$1,379	(a)$2,306	(a)$4,658
minimum	(b)$221	(b)$ 680	(b)$1,162	(b)$2,475

Chart 2. Chart 2 assumes that you do not select the optional Return of Premium death benefit, which is the least expensive way to purchase the contract.

(1) If you surrender your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$1,133	(a)$1,847	(a)$2,641	(a)$4,451
minimum	(b)$ 897	(b)$1,145	(b)$1,485	(b)$2,214

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$433	(a)$1,307	(a)$2,191	(a)$4,451
minimum	(b)$197	(b)$ 605	(b)$1,035	(b)$2,214

MetLife Investment Portfolio Architect - C Share Option

Chart 1. Chart 1 assumes you select the optional Return of Premium death benefit, which is the most expensive way to purchase the contract.

(1) If you surrender, do not surrender or if you annuitize your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$483	(a)$1,450	(a)$2,421	(a)$4,860
minimum	(b)$246	(b)$ 756	(b)$1,288	(b)$2,730

Chart 2. Chart 2 assumes that you do not select the optional Return of Premium death benefit, which is the least expensive way to purchase the contract.

(1) If you surrender, do not surrender or if you annuitize your contract at the end of the applicable time period:

	Time Periods			
	1 year	3 years	5 years	10 years
maximum	(a)$458	(a)$1,379	(a)$2,306	(a)$4,658
minimum	(b)$221	(b)$ 680	(b)$1,162	(b)$2,475

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to November 7, 2014, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.